EXHIBIT 99.1

CDT Environmental Technology Reports 2024 Unaudited Interim Financial Results and Provides Business Updates

Revenue of $12.7 million and earnings per share of $0.14 impacted by reduced project activity due to a slowdown in the PRC economy

SHENZHEN, China, December 27, 2024 (GLOBE NEWSWIRE) -- CDT Environmental Technology Investment Holdings Limited (NASDAQ: CDTG) (“CDT”, the “Company”, or “we”), a leading provider of waste treatment systems and services throughout China, today reports its unaudited interim financial results for the six months ended June 30, 2024 and provides updates on key business developments and outlook.

All amounts are expressed in US dollars unless otherwise stated.

2024 Interim Financial Results and Business Updates

•	Revenues decreased by approximately $2.8 million, or 18.1%, to approximately $12.7 million for the six months ended June 30, 2024 from approximately $15.5 million for the six months ended June 30, 2023. This decrease was primarily attributed to ongoing work related to one new project during the six months ended June 30, 2024, compared to two new projects in the same period of 2023, and fewer projects in progress or completed in 2024. The reduced project activity was largely driven by decreased demand for the Company’s services due to the economic downturn in the People’s Republic of China (the “PRC”).

•	Gross profit decreased by approximately $0.3 million, or 6.7%, to approximately $4.5 million for the six months ended June 30, 2024 from approximately $4.8 million for the six months ended June 30, 2023. The decrease in gross profit is primarily due to a decrease in sewage treatment systems revenue.

•	For the six months ended June 30, 2024 and 2023, overall gross profit percentage was 35.5% and 31.2%, respectively. The increase in gross profit percentage of 4.3% was primarily due to the following: (1) a 3.6% increase from sewage treatment systems driven by a decrease in material costs resulting from temporary price fluctuations, and (2) a 17.2% increase in gross profit from sewage treatment services, mainly due to reduced labor costs following the disposal of two non-profitable subsidiaries.

•	Total operating expenses increased by approximately $0.2 million, or 7.8%, to approximately $2.7 million for the six months ended June 30, 2024 from approximately $2.5 million for the six months ended June 30, 2023.

•	Net income decreased by approximately $0.4 million, or 21.6%, to approximately $1.4 million, or $0.14 per share, for the six months ended June 30, 2024 from approximately $1.8 million, or $0.22 per share, for the six months ended June 30, 2023. The reduction in net income was primarily attributable to decreased demand for the Company’s services due to the economic downturn in the PRC.

Yunwu Li, CEO of CDT, said “Amidst the challenging economic and market conditions, our revenue declined in the first half of fiscal year 2024, primarily due to the overall slowing of the economy in the PRC and the delay in certain projects. The recent PRC economic data indicates that while many positive stimulus policies have been announced, they have yet to fully restore confidence in the general economy and for new infrastructure projects. Despite these challenges, we successfully maintained a relatively stable revenue stream from our core operations, which remains the backbone of our income. We are also pleased to report that we were able to sustain a gross margin of 35.5%, driven by our established business strategies and targeted restructuring efforts. Our ongoing cost reduction initiatives continue with a focus on further streamlining operations and enhancing efficiency. Looking ahead, we expect that revenue growth and profitability will inevitably face pressure due to the circumstances detailed in our first half 2024 results.”

Yunwu Li, added, “We have continued to successfully navigate near-term challenges related to softening economic conditions by delivering excellent customer service and by driving productivity. Our focus remains on investing for the future and positioning ourselves to capitalize on opportunities associated with favorable, long-term secular trends including water conservation, safety and regulation. Looking forward, we remain confident in our business model and committed to translating our efforts into sustained growth and creating value for our shareholders.”

Updated Full Year 2024 Outlook

•	Based on current visibility, management expects full-year 2024 revenue to be in the range of $30.2 to $32.7 million, with net income in the range of $6.5 to $7.9 million. The change in guidance from the previous range of revenue of $42.5 to $47.0 million and net income of $8.7 to $10.2 million reflects the slowdown in the PRC economy and delay of certain projects.

About CDT Environmental Technology Investment Holdings Limited

CDT, headquartered in Shenzhen, China, is a leading national player in China’s waste treatment sector that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China, and is dedicated to promoting sustainable development through innovative solutions. Founded by pioneers in waste treatment, CDT aims to advance next-generation technologies that directly address environmental challenges and promote sustainable solutions. CDT is a recognized brand in China and is committed to innovation and customer satisfaction.

CDT’s mission is to help its customers achieve their critical infrastructure objectives while enabling positive change in technological environmental protection. It collaborates with industry leaders, environmental experts, and stakeholders to develop and implement advanced waste treatment solutions. Recently listed on the Nasdaq Capital Market, CDT is a prominent player in the waste treatment market, capable of providing comprehensive solutions to diverse customer needs, and has completed more than 150 plants across China.

For more information, visit CDT’s website at https://www.cdthb.cn

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended
	June 30,
	2024	2023

REVENUES
Sewage treatment systems	$12,066,255	$14,445,779
Sewage treatment services and others	620,453	1,018,024
Total revenues	12,686,708	15,463,803

COST OF REVENUES
Sewage treatment systems	7,869,468	9,947,063
Sewage treatment services and others	315,405	692,580
Total cost of revenues	8,184,873	10,639,643

GROSS PROFIT	4,501,835	4,824,160

OPERATING EXPENSES:
Selling	25,725	51,435
General and administrative	1,361,481	1,292,367
Research and development	34,706	42,829
Stock-based compensation	454,250	—
Provision for credit loss, net	795,757	1,090,957
Total operating expenses	2,671,919	2,477,588

INCOME FROM OPERATIONS	1,829,916	2,346,572

OTHER INCOME (EXPENSE)
Interest income	138	7,448
Interest expense	(69,446)	(47,301)
Other (expense) income, net	58,212	(69,240)
Total other expense, net	(11,096)	(109,093)

INCOME BEFORE INCOME TAXES	1,818,820	2,237,479

INCOME TAXES EXPENSE	401,401	429,197

NET INCOME	1,417,419	1,808,282

Less: net loss attributable to noncontrolling interest	(51,609)	(225,703)

NET INCOME ATTRIBUTABLE TO
CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED	$1,469,028	$2,033,985

NET INCOME	1,417,419	1,808,282

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(249,654)	(1,011,712)

TOTAL COMPREHENSIVE INCOME	1,167,765	796,570

Less: Comprehensive loss attributable to noncontrolling interest	(54,451)	(222,237)

COMPREHENSIVE INCOME ATTRIBUTABLE TO
CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED	$1,222,216	$1,018,807

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	9,810,714	9,200,000

EARNINGS PER SHARE
Basic and diluted	$0.14	$0.22

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2024	2023
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$96,324	$268,102
Accounts receivable, net	41,317,558	29,076,549
Other receivables, net	315,758	418,891
Other receivables - related parties	121,722	115,718
Contract assets	29,634,565	34,280,084
Prepayments and other current assets, net	461,749	582,149
Total current assets	71,947,676	64,741,493

OTHER ASSETS
Property and equipment, net	1,403,927	1,695,348
Right-of-use assets, net	44,150	210,058
Intangible assets, net	10,987	16,397
Deferred tax assets, net	369,407	252,882
Contract assets, noncurrent	4,885,755	4,885,755
Prepaid initial public offering (“IPO”) costs	—	989,628
Escrow receivable	600,000	—
Total other assets	7,314,226	8,050,068

Total assets	$79,261,902	$72,791,561

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$27,129,736	$23,784,781
Short-term loans - banks	1,901,205	2,728,385
Short-term loans - third parties	773,980	312,028
Short-term loans - related parties	2,681,915	5,386,156
Other payables and accrued liabilities	1,827,424	2,466,501
Other payables - related parties	241,408	270,806
Contract liabilities	28,254	28,430
Taxes payable	7,042,632	5,423,955
Lease liabilities	53,900	118,833
Total current liabilities	41,680,454	40,519,875

OTHER LIABILITIES
Long-term loan - bank	79,463	79,463
Lease liabilities, non-current	1,987	105,980
Total other liabilities	81,450	185,443

Total liabilities	41,761,904	40,705,318

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0025 par value, 20,000,000 shares authorized, 10,825,000 and 9,200,000 shares
issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	27,063	23,000
Additional paid-in capital	11,678,633	7,453,265
Statutory reserves	3,396,227	3,192,855
Retained earnings	24,508,602	23,242,946
Accumulated other comprehensive loss	(2,256,233)	(2,009,421)
Total CDT Environmental Technology Investment Holdings Limited shareholders’ equity	37,354,292	31,902,645

Noncontrolling interests	145,706	183,598
Total shareholders’ equity	37,499,998	32,086,243

Total liabilities and shareholders’ equity	$79,261,902	$72,791,561

Forward Looking Statements

This press release contains forward-looking statements that are based on the beliefs and assumptions of the management of CDT and on information currently available to such management. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond CDT’s control. Words such as “will,” “future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. All statements, other than statements of historical fact, contained in this press release, including statements regarding future events, future financial performance, business strategy and plans, and objectives of CDT for future operations, are forward-looking statements. Although CDT does not make forward-looking statements unless it believes it has a reasonable basis for doing so, CDT cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of CDT and its markets to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In evaluating such statements, prospective investors should carefully review various risks and uncertainties identified in CDT’s filings with the SEC. You should not place undue reliance on any forward-looking statement. CDT undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

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